ManGroupUSA Inc.

717 Fifth Avenue, 9th Floor
New York, NY 10022-8101
Tel +1 212 589 6200
Fax +1 212 589 6585
www.mangroupplc.com





07020565

SUPPL

January 16, 2007

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: File No. 82-4214 - Man Group plc

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (212) 589-6270, if you have any questions relating to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the self-addressed envelope provided.

Sincerely yours,

Donna Balon
Vice President

cc: Barry Wakefield (w/Encl.)

v\mb\ltr\Sec12s.doc

PROCESSED

JAN 3 0 2007

THOMSON
FINANCIAL

Man Group plc
16 January 2007

Man AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 15 January 2007, the Net Asset Value of Man AHL Diversified Futures Ltd
was US$30.26.

Track Record: From inception on 12 May 1998

	Key Statistics
Last week	+4.34%
Last 12 months	+5.4%
Annualised return since inception	+13.0%

Contacts:

Peter Clarke	Man Group plc	020 7144 1000
Paul Downes	Merlin Financial	020 7653 6620

IMPORTANT
This material is not an invitation to make a deposit with Man AHL Diversified Futures Limited (the
'Company') nor does it constitute an offer for sale of shares issued by the Company. Man Investments is
authorised and regulated in the UK by the Financial Services Authority. There is no guarantee of trading
performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it
is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the
products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It
should also be noted that whilst the products that will be reported have been chosen to be indicative of
the typical AHL product, the performance of the individual products do vary. The product that will be
reported weekly will be Man AHL Diversified Futures Ltd. Its price is calculated based on the close of
business each Monday and its price will be published after close of business London time on Tuesday of
each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures
Limited, which is priced based on the close of business on the last business day of each month. Its price
will be released by 7am on the third business day of each month. Man will release the latest twelve
month performance and the performance since inception for its representative AHL funds for comparative
purposes, calculated using the last weekly valuation for each month. These will be updated each time the
AHL figures are published.

The prices of this and other AHL products are also reported in the Financial Times and the International
Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well
as on the web site of Man Investments at www.maninvestments.com

Man Group plc
9 January 2007

Man AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 8 January 2007, the Net Asset Value of Man AHL Diversified Futures Ltd was US$29.00.

Track Record: From inception on 12 May 1998

	Key Statistics
Last week	-1.43%
Last 12 months	+5.4%
Annualised return since inception	+13.0%

Contacts:

| Peter Clarke | Man Group plc | 020 7144 1000 |
| Paul Downes | Merlin Financial | 020 7653 6620 |

IMPORTANT
This material is not an invitation to make a deposit with Man AHL Diversified Futures Limited (the 'Company') nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be Man AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month. Man will release the latest twelve month performance and the performance since inception for its representative AHL funds for comparative purposes, calculated using the last weekly valuation for each month. These will be updated each time the AHL figures are published.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

Notification is given pursuant to Disclosure Rule 3.1.4R(1)(a) and Section 328 Companies Act 1985 (Disclosure Rule 3.1.4R(1)(b)) that on 9th January 2007 the security interest of the Employee Trust was decreased by 1,190,538 shares for nil consideration. The Employee Trust now has a security interest over 846,438 shares of 3 US cents each in Man Group plc.

Executive Directors of the Company are deemed to be interested in the 846,438 shares over which the Employee Trust holds a security interest.